Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Buffalo Wild Wings, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-110767, 333-134513, 333-151137, 333-181707, and 333-183548) on Form S-8 of Buffalo Wild Wings, Inc. of our report dated February 17, 2017, with respect to the consolidated balance sheets of Buffalo Wild Wings, Inc. and subsidiaries as of December 25, 2016 and December 27, 2015, and the related consolidated statements of earnings, comprehensive income, total equity, and cash flows for each of the fiscal years in the three-year period ended December 25, 2016, and the effectiveness of internal control over financial reporting as of December 25, 2016, which report appears in the December 25, 2016 annual report on Form 10-K of Buffalo Wild Wings, Inc. and subsidiaries.
/s/ KPMG LLP
Minneapolis, Minnesota
(February 17, 2017)